Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

August 24, 2011

VIA FEDEX DELIVERY AND EDGAR SUBMISSION

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Matthew Crispino and Craig Wilson

Re:	Blackbaud, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 1, 2011
Form 10-Q for the quarterly period ended March 31, 2011
Filed May 10, 2011
File No. 000-50600

Ladies and Gentlemen:

We write this letter on behalf of our client Blackbaud, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated July 29, 2011. The comments are repeated below in italics for ease of reference.

We are separately submitting with the hard copy of this response letter as supplemental information, pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, Appendix 2.1 to this response letter relating to the Company’s response to comment 2. Pursuant to Rule 12b-4, the Company hereby requests that, after completing its review, the Staff return Appendix 2.1 to the undersigned in the self-addressed package provided supplementally.

U.S. Securities and Exchange Commission

August 24, 2011

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-7

1.	We note your response to prior comment 5. Please clarify why you believe the contract service period is the appropriate period over which the customer benefits from the payment of the set-up fees in the hosting subscription arrangements. Explain how you determined that the customer is expected to recover the set-up fee within the contact service period. Describe in greater detail why you have limited consistent historical data on the subscription renewals. Tell us the amount of set-up fees for each period presented. Provide us with your analysis regarding the impact of increasing the average recognition period to five years and explain how you determined the impact is not material to your financial results for the fiscal years ended in 2010, 2009, and 2008.

Blackbaud believes the contract period is the appropriate period over which the customer benefits from the payment of set-up fees in its hosting and subscription arrangements principally because it believes the customer recovers those fees within the contract service period. To clarify, Blackbaud’s management believes the customer recovers the set-up fee within the contract service period, which averages two years, because:

•	The portion of the overall arrangement attributable to set-up is generally less than 10% of the total arrangement value;

•	The set-up fees are individually negotiated, and during the 2008-2010 period, only 25% of Blackbaud’s subscription arrangements included set-up fees;

•	There are low barriers to switching to other vendors due to the ease and low upfront cost in changing providers; and

•	Many smaller nonprofit organizations view spending on hosting and subscription arrangements as discretionary with minimal upfront investment.

Blackbaud has limited consistent data on subscription renewals primarily because it traditionally has been a perpetual license business. Prior to 2006, revenue from subscription offerings represented less than 5% of total revenue. In 2006, Blackbaud began to offer a broader range of subscription-based services. This, combined with acquisitions of subscription-based companies during 2007 and 2008, resulted in 2008 being the first year Blackbaud had any meaningful subscription-based sales volume. Blackbaud introduced subscription-based offerings with initial terms of between 12 to 36 months. As a result, at December 31, 2010, many of these arrangements had not reached their first renewal.

The amount of revenue from set-up fees was $4.9 million, $2.4 million and $0.9 million for the years ended December 31, 2010, 2009 and 2008, respectively. Blackbaud

U.S. Securities and Exchange Commission

August 24, 2011

evaluated the impact to its financial results by increasing the average recognition period to 5 years. Blackbaud believes that even if the average recognition period increased to 5 years there would not be a material difference to the financial results because (a) the difference to Blackbaud’s revenue for 2008, 2009 and 2010 would be less than 1% and (b) the impact to net income would be less than 2% in 2008 and 2009 and less than 4% in 2010. Blackbaud’s materiality analysis is attached as Appendix 1.1 hereto. Blackbaud will continue to monitor and evaluate renewal experience and will revise its accounting prospectively if it determines that a longer life is appropriate.

Compensation Discussion and Analysis (incorporated from the definitive proxy statement filed on April 29, 2011)

Employment Agreements

Messrs. Williams, Attanasi, Cumbaa and Mooney, page 38

2.	We note your response to prior comment 3. Please supplementally provide us with copies of your employment agreements with Messrs. Williams, Attanasi, Cumbaa and Mooney for our review.

We have provided you copies of Blackbaud’s employment agreements with Messrs. Williams, Attanasi, Cumbaa and Mooney supplementally as Appendix 2.1 to this letter.

Form 10-Q for the quarterly period ended March 31, 2011

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Unaudited Interim Financial Statements, page 5

3.	We note from your disclosures that you recorded an out-of-period adjustment that increased income from operations by $0.8 million, $0.5 million net of tax, for the recognition of net revenue and related commission expense associated with subscription-based solutions for which revenue had not been properly recorded in prior periods. We further note that you have determined that the impact of this out-of-period adjustment recorded in the three months ended March 31, 2011 is immaterial to the results of operations in all applicable prior annual periods. Please provide us with your detailed analysis of how you assessed materiality as it pertains to both the annual and quarterly periods. We refer you to SAB 99 and SAB 108.

Prior to issuing the Form 10-Q for the three months ended March 31, 2011, Blackbaud evaluated the error both quantitatively and qualitatively and determined the amount to be immaterial to previously issued annual and quarterly financial statements. The Company also determined the amount, when corrected in the first quarter, would be

U.S. Securities and Exchange Commission

August 24, 2011

immaterial with respect to the estimated income for the full year 2011 because it is expected to represent less than 1% of revenue and less than 2% of operating income and net income for the year 2011. Lastly, the Company concluded that, based on the impact on operating and net income for the first quarter, the amount was material to the quarter and disclosed the error in accordance with ASC 250-10-45-27.

On page 5 of Blackbaud’s Form 10-Q filed with the Commission on August 9, 2011, under the heading “Unaudited Interim Financial Statements” in the notes to consolidated financial statements, Blackbaud revised its disclosure to indicate the error was immaterial to prior interim as well as annual periods. Blackbaud’s analysis is attached as Appendix 3.1 hereto.

Note 3. Business Combinations, page 8

4.	You disclose the primary reasons for the business combination of PIDI as providing the company additional capabilities in the area of donor acquisition list analytics and enhanced database management services offerings. If true, that your acquired software represents the value attributable to these primary reasons, tell us why your allocation of purchase price to acquired software of $1,720,000 represents only 20% of the intangibles allocation and 10% of total purchase consideration.

On page 8 of Blackbaud’s Form 10-Q filed with the Commission on August 9, 2011, under the heading “Business Combinations” in footnote 3 of the notes to consolidated financial statements, Blackbaud has further clarified its disclosure to indicate that the additional capabilities acquired, “…include the established process for delivering list analytic and data management services as well as the associated experienced workforce and technology.” The majority of the value acquired resides with the established process to deliver these services to customers and the ability for Blackbaud to sell those additional services to its existing customer base. Further, the acquired software represents a lower than normal percentage of value allocation because the acquired software technology is on an outdated platform that a market participant would be required to update in order to make it useful.

5.	If you used the income approach in determining the fair value of the customer relationships tell us you considered the period of expected cash flows for purposes of determining the amortization period of 15 years. See ASC 350-30-35-3.

Blackbaud confirms that it used the income approach in determining the fair value of the customer relationships, and that it considered the period of expected cash flows for purposes of determining the amortization period of 15 years. There were no additional entity-specific factors that Blackbaud is aware of that would result in an adjustment of that period.

U.S. Securities and Exchange Commission

August 24, 2011

As requested, please be advised that Blackbaud hereby acknowledges that:

•	Blackbaud is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Blackbaud may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Blackbaud respectfully submits that the foregoing is appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Marc E. Chardon
Timothy V. Williams
Jon Olson, Esq.

Appendix 1.1

Materiality Data Points

(in 000’s)

	2008	2009	2010
Consolidated Results
Consolidated Revenue	302,495	309,338	327,094
Consolidated Net Income	29,878	28,447	29,805

Impact if set-up fees were recognized over 5 year period
Actual Set-up Revenue Earned	861	2,440	4,905

Pro Forma Set-up Revenue Assuming 5 yr period	492	1,155	2,467

Difference	369	1,284	2,438
Less: Related Direct & Incremental Costs	49	388	664

Impact to earnings before tax	321	896	1,774
Impact to net income	196	547	1,082

As a Percentage of Consolidated Revenue	0.1%	0.4%	0.7%
As a Percentage of Consolidated Net Income	0.7%	1.9%	3.6%

Appendix 2.1

Enclosures provided supplementally.

Appendix 3.1

Purpose

The purpose of this analysis is to document management’s evaluation of whether (1) previously filed financial statements are materially misstated as a result of errors identified in Q1 2011 and (2) Q1 2011 and 2011 full year financial statements are materially misstated as a result of management’s decision to record the correcting entry in Q1 2011. In accordance with SAB 99 & SAB 108, both quantitative and qualitative factors were evaluated as discussed below. The table below provides the quantitative impact. In addition to quantitative factors, the following qualitative factors discussed in SAB 99 were reviewed and considered:

FACTOR		ANALYSIS
1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	All of these revenue transactions are capable of precise measurement.
2.	Whether the misstatement masks a change in earnings or other trends.	No. The misstatements do not materially change the trend in earnings or other trends. Earnings continue to move in the same direction from period to period irrespective of the misstatements.
3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	No. In all periods, if the errors were corrected, the achievement of analysts’ expectations remains unchanged.
4.	Whether the misstatement changes a loss into income or vice versa.	No.
5.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as applying a significant role in the registrant’s operations or profitability.

No. The misstatement applies to all segments. Approximately 65% of the misstatement relates to General Market Business Unit customers. However, the amount of misstatement in each segment is of approximately the same level relative to revenues by segment.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements.	No. The Company does not believe any regulatory requirements are affected.
7.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	No. The Company is in compliance irrespective of the misstatements and out of period adjustments.

8.	Whether the misstatement has the effect of increased management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	No. The corporate bonus achievement factor would have increased, resulting in additional compensation if the misstatements had not been made.
9.	Whether the misstatement involved concealment of an unlawful transaction.	No.
10.	Whether trends in the stock price of the company were substantially affected.	Management does not believe our stock price would be impacted by correcting the misstatements.

Conclusion

The error is immaterial to the previously issued financial statements because (a) the impact on revenue, operating income and net income is less than 2% in each annual and quarterly period, (b) there is no impact on covenant compliance and no material impact on incentive compensation, (c) there is no impact on the Company’s achievement of the analysts’ expectation of earnings and (d) management does not believe there is any impact on our stock price.

Management believes the impact of the out of period correcting entry when considering both qualitative and quantitative factors is immaterial to the expected full year 2011 because (a) the impact on revenue, operating income and net income is expected to be less than 2%, (b) there is no expected impact on the achievement of analysts’ expectations, (c) there is no expected impact on covenant compliance, and (d) management believes our stock price and/or investors decisions would not be impacted. The out of period correcting entry is material to Q1 2011 and therefore, management will provide separate disclosure in its Form 10-Q filing.

Quantitative detail

	Impact of Correction			As Reported			% of Reported
in 000’s (except %s)	Revenue	Operating income	Net income	Revenue	Operating income	Net income	Revenue	Operating income	Net income
Analysis of Quarterly Periods
Q108	—	—	—	69,436	11,254	7,043	0.0%	0.0%	0.0%
Q208	—	—	—	72,502	14,594	8,987	0.0%	0.0%	0.0%
Q308	—	—	—	80,098	11,500	7,316	0.0%	0.0%	0.0%
Q408	(70)	(64)	(39)	80,459	10,053	6,532	-0.1%	-0.6%	-0.6%
Q109	(49)	(45)	(27)	74,741	7,762	4,072	-0.1%	-0.6%	-0.7%
Q209	(53)	(48)	(29)	76,415	10,841	6,588	-0.1%	-0.4%	-0.4%
Q309	(66)	(60)	(37)	79,205	13,883	9,828	-0.1%	-0.4%	-0.4%
Q409	(107)	(98)	(60)	78,977	13,306	7,959	-0.1%	-0.7%	-0.7%
Q110	(149)	(136)	(83)	76,239	9,668	5,952	-0.2%	-1.4%	-1.4%
Q210	(102)	(92)	(56)	80,671	11,155	6,790	-0.1%	-0.8%	-0.8%
Q310	(110)	(101)	(62)	83,226	13,126	8,519	-0.1%	-0.8%	-0.7%
Q410	(215)	(196)	(120)	86,958	12,348	8,544	-0.2%	-1.6%	-1.4%
Analysis of Annual Periods
2008	(70)	(64)	(39)	302,495	47,401	29,878	0.0%	-0.1%	-0.1%
2009	(275)	(251)	(153)	309,338	45,792	28,447	-0.1%	-0.5%	-0.5%
2010	(576)	(525)	(320)	327,094	46,297	29,805	-0.2%	-1.1%	-1.1%